U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN,
   JACK K. COHEN, EILEEN T. LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON,
             JOHN W. HYLAND, DONALD R. KAUFMAN, VINCENT MAISANO,
         CHARLES F. SCHALCH, DAVID J. SIMMONS AND JOHN L. STUDEBAKER
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222


                                                                    March 2013

President and            THIS LETTER IS INTENDED FOR VERIZON SHAREHOLDERS ONLY.
Executive Director
C. William Jones         This letter is for our members who own Verizon stock.
(410) 770-9485           If you do not own Verizon stock, please pass this on
                         to anyone you know who owns Verizon stock.  The
Senior Staff Manager     Association's President (Bill Jones) introduced one
Christina M. Kruger      proposal (Item 7 below) and the Association's Vice
(631) 367-3067           President (Jack Cohen) introduced another proposal
                         (Item 8 below).
BOARD OF                 If you have not received your Verizon proxy by April
DIRECTORS                30th, contact your broker or call Computershare
                         Trust Company at 1-800-631-2355.  PLEASE DO NOT RETURN
Officers                 PROXY CARDS to the Association of BellTel Retirees.
John M. Brennan
Chairman of the Board    DEAR FELLOW ASSOCIATION MEMBER:
(201) 666-8174
                         We urge you to vote FOR two items on Verizon's proxy
Jack K. Cohen            card for the upcoming Annual Meeting, scheduled for
Executive Vice President May 2 in Tulsa, Oklahoma.
(914) 245-3129
                         ITEM 8: VOTE FOR THE "SEVERANCE APPROVAL POLICY"
Eileen T. Lawrence       FOR EXCESSIVE 'GOLDEN PARACHUTES'
Chief Financial Officer
(718) 229-6078           While we support generous performance-based pay, we
                         believe that requiring shareholder approval of "golden
Robert G. Gaglione       parachute" severance packages with a total cost
Treasurer                exceeding 2.99 times an executive's base salary plus
(516) 676-0937           target bonus is a prudent policy that will better
                         align compensation with shareholder interests.
                         long-term equity compensation in the form of
Pamela M. Harrison
Secretary &              According to the 2013 Proxy Statement (page 63), if
V.P. Union Relations     CEO Lowell McAdam is terminated without cause, whether
(845) 225-6497           or not there is a change in control, he could receive
                         an estimated $34.3 million in termination payments,
Directors                MORE THAN 7.5 TIMES his 2012 base salary plus short-
John W. Hyland           term bonus.  He would receive a similar payout ($34.3
(845) 278-9115           million) for termination due to disability or death.

Donald R. Kaufmann       Likewise, CFO Shammo anc Executive Vice President Mead
(610) 687-1363           would receive an estimated $8.9 and $9.8 million,
                         respectively - MORE THAN 6 TIMES their 2012 base salary
Vincent Maisano          plus short-term bonus (Proxy, page 63).
(610) 872-9242
                         These estimated termination payments are in addition
Charles F. Schalch       to compensation that is earned prior to termination,
(610) 399-3626           including pension and nonqualified deferred
                         compensation plans, and executive life insurance
David J. Simmonds        benefits, which each pay out millions more.
(732) 636-4847

Thomas M. Steed          A decade ago, after an Association of BellTel Retirees'
(845) 457-9848           shareholder proposal on Golden Parachutes recdeived
                         support from 59% of the shares voted, Verizon adopted a
John L. Studebaker       policy to seek shareholder approval for severance with
(610) 296-0281           a "cash value" in excess of 2.99 times salary plus
                         target bonus.  But there is a loophole, in our view:
Board Member Emeritus:   The Company policy excludes the value of the
Louis Miano              accelerated vesting of performancew shares (PSUs) and
                         of restricted stock (RSUs) from the total cost
Board Member Emeritus:   calculation that would trigger the need for
Robert A. Rehm           shareholder ratification.

                         Because PSUs and RSUs are not vested or earned prior to termination, they are disclosed as termination payments in the Proxy. If a senior executive terminates after a "change in control," all outstanding PSUs immediately "vest at target level"
                         (Proxy at page 62). Had the executive not terminated, the PSUs would

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                         not have vested or paid out until the end of the
                         performance period (up to 3 years later) - and could
                         potentially have been worthless if performance
                         compared badly to the Dow Peer index used by the Board.
                         For example, if CEO McAdam terminated next month after
                         a change in control, the PSU grant for the 2012-2014
                         performance cycle would vest at the "target" level
                         ($5.25 million) regardless of the company's
                         performance.  The RSUs ($3.5 million grant value)
                         would also immediately vest, with the payout based on
                         the price of Verizon's stock at the end of the
                         performance period.

                         We believe our Company's severance approval policy should be updated to include the TOTAL COST of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

                         ITEM 7: VOTE FOR THE "PROXY ACCESS BYLAW" FOR
                         SHAREHOLDER DIRECTOR NOMINATTIONS

                         We believe long-term stockholders should have a meaningful voice in nominating candidates for the Board of Directors. Even if shareholders elect the Board's entire slate of nominees, simply adding the possibility that incumbent directors could face a challenger and closer scrutiny by stockholders will encourage independence and a better alignment with shareholder interests, we believe.

                         This proposal allows large, long-term shareholders, or a group of shareholders, to nominate candidates for election to the Board. It would establish the same strict 3% ownership and 3-year eligibility thresholds for nominating directors that the Securities and Exchange Commission (SEC) adopted in the agency's now-vacated 2010 proxy access rule. The proposal also provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors then serving.

                         These eligibility limitations are identical to the Bylaw amendment proposed by Hewlett Packard's Board of Directors AND ADOPTED WITH THE SUPPORT OF 68.1% OF THE
                         COMPANY'S OUTSTANDING COMMON STOCK at H-P's annual meeting on March 20, 2013. Hewlett Packard's Board similarly proposed to allow stockholders owning at least 3% of the company's outstanding common stock continuously for at least 3 years to nominate candidates equal to no more than 20% of the total number of directors then serving.

                         This cautious approach promises to add some competition and choice to director elections, while at the same time avoiding the potential disruption or abuse that could allegedly occur if a larger share of the Board could be elected from among candidates nominated by shareholders.

                         The need for enhanced accountability at Verizon is compelling in our view.

                         PLEASE VOTE YOUR PROXY CARD FOR ITEMS 7 AND 8.

                         Sincerely yours,


                         /s/ C. William Jones

                         C. William Jones
                         President & Executive Director

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The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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

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